Exhibit 99.1

For Immediate Release

ReWalk Robotics Reports Third Quarter 2015 Financial Results

YOKNEAM ILIT, ISRAEL / MARLBOROUGH, MA, November 5, 2015 – ReWalk Robotics Ltd. (Nasdaq: RWLK) (“ReWalk” or “the Company”) today announced its financial results for the three- and nine-months ended September 30, 2015.

Highlights of and subsequent to the third quarter include:

•	Total revenue was $1.2 million compared to $1.5 million during the third quarter of 2014; and up sequentially from $610,000 during the second quarter of 2015;

•	Placed 23 ReWalk systems during the third quarter of 2015 compared to 27 systems during the prior year quarter; and up sequentially from the 12 systems placed during the second quarter of 2015;

•	Increased ReWalk’s commercial reimbursement submissions 68% from the second quarter of 2015 to 99 pending insurance claims;

•	Received a record ten favorable reimbursement decisions during the third quarter; and

•	Appointed medical device industry veteran, Deborah DiSanzo to the Board of Directors.

“In the year since we received FDA clearance, we have significantly transformed from a limited personal pay and rehabilitation directed business to focus on the substantially larger market opportunity with reimbursement coverage for personal use devices. We are confident that our market building activities will drive demand for ReWalk systems worldwide, and our efforts on the reimbursement front will continue to demonstrate progress. During the third quarter, we increased reimbursement submissions to 99 pending claims, and received ten favorable coverage decisions. We plan to advance our work to educate the market and insurers about the health and economic benefits of the ReWalk systems with additional published data in the coming months,” said Larry Jasinski, Chief Executive Officer.

“As we continue to make significant progress executing our commercial and development strategies, we are encouraged by the market acceptance of the ReWalk Personal 6.0 unit, launched in July 2015. It is a major advance forward in exoskeleton technology, significantly enhancing the user experience. As we execute our strategic plan, we believe we can drive increased sales and market penetration in order to continue to build shareholder value for the long-term,” Jasinski concluded.

Third Quarter 2015 Financial Results

Total revenue was $1.2 million for the third quarter of 2015, compared with $1.5 million during the third quarter of 2014, and up sequentially from $610,000 in the second quarter of 2015. In the third quarter of 2015, 23 ReWalk systems were placed compared with 27 ReWalk systems placed in the prior year period.

Gross profit in the third quarter was $87,000, compared to a gross profit of $331,000 for the third quarter of 2014 reflecting lower sales volumes and additional production costs.

Total operating expenses in the third quarter of 2015 were $6.4 million, versus $8.1 million in the third quarter of 2014. Operating expenses in the third quarter of 2015 reflect increased investment in sales and market development activities and the additional costs of being a public company. Operating expenses in the third quarter of 2014 were impacted by a non-cash share based compensation charge of $4.1 million related to ReWalk’s IPO.

Net loss was $6.4 million for the third quarter of 2015 versus a net loss of $6.4 million for the same period last year. Non-GAAP net loss for the third quarter was $5.9 million compared with non-GAAP net loss of $3.5 million in the prior year quarter.

A reconciliation of net loss to non-GAAP net loss is included at the end of this press release.

Nine Months Ended September 30, 2015 Financial Results

Total revenues were $2.4 million for the nine months ended September 30, 2015, compared with $2.5 million during the prior year period. In the 2015 nine-month period, 48 ReWalk systems were placed compared to 43 ReWalk systems placed during the same period in 2014.

Gross profit was $180,000 for the nine months ended September 30, 2015, compared to a gross loss of $92,000 for the nine months ended September 30, 2014.

Total operating expenses were $17.8 million for the nine months ended September 30, 2015 versus $14.6 million in the prior year period, reflecting investment in reimbursement and market development activities, and the cost of being a publicly-traded company.

Operating loss for the nine months ended September 30, 2015, was $17.7 million compared with $14.6 million during the prior year period.

Net loss for the nine months ended September 30, 2015 was $17.9 million compared with a net loss of $16.2 million during the nine months ended September 30, 2014.  Non-GAAP net loss was $16.2 million for the nine months ended September 30, 2015, compared with non-GAAP net loss of $10.1 million for the same period last year.

Liquidity

As of September 30, 2015, ReWalk had $25.1 million in cash and no debt.

Conference Call

ReWalk management will host its third quarter conference call as follows:

Date		Thursday, November 5, 2015
Time		8:30 AM EST
Telephone	U.S:	(844) 423-9889
	International:	(716) 247-5804
	Israel:	18 09 31 53 62
Access code		64363618
Webcast (live and archive)		www.rewalk.com under the “Investors” section.

A telephone replay will be available shortly after the completion of the call for two weeks at (855) 859-2056 (U.S.) or (404) 537-3406 (International). The passcode for the replay is 64363618.

About ReWalk Robotics Ltd.

ReWalk Robotics Ltd. develops, manufactures and markets wearable robotic exoskeletons for individuals with spinal cord injury. ReWalk’s mission is to fundamentally change the health and life experiences of individuals with spinal cord injury. Founded in 2001, ReWalk has headquarters in the U.S., Israel and Germany. For more information on the ReWalk systems, please visit http://www.rewalk.com.

Forward Looking Statements

This press release contains forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995, as amended and other securities laws. Forward-looking statements are statements that are not historical facts. Words such as “expect(s),” “feel(s),” “believe(s),” “will,” “may,” “intends,” “anticipate(s),” “look forward,” “upcoming,” “plan,” “enables,” “potentially,” “entitles,” and similar expressions are intended to identify forward-looking statements. All such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of the Company, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to the following: the market for medical exoskeletons is new and unproven, and important assumptions about the potential market for ReWalk’s products may be inaccurate; the Company has a limited operating history upon which you can evaluate its business plan and prospects; if ReWalk is unable to expand its sales, marketing and training infrastructure, it may fail to increase its sales; the health benefits of ReWalk have not been substantiated by long-term clinical data, which could limit sales; the Company may fail to secure or retain adequate coverage or reimbursement for ReWalk by third-party payers; the Company depends on a single third-party to manufacture ReWalk and a limited number of third-party suppliers for certain components of ReWalk; the Company’s future growth and operating results will depend on its ability to develop and commercialize new products and penetrate new markets; the Company operates in a competitive industry that is subject to rapid technological change, and we expect competition to increase; and the Company is subject to extensive governmental regulations relating to the manufacturing, labeling and marketing of its products. These and other risk factors are set forth in the Company’s final Annual Report on Form 20-F for the year-ended December 31, 2014 filed with the Securities and Exchange Commission on February 27, 2015, and the Company’s other reports filed from time to time with the Securities and Exchange Commission.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.  ReWalk does not undertake any obligation to revise and disseminate forward-looking statements to reflect events or circumstances after the date hereof, or to reflect the occurrence of or non-occurrence of any events.

ReWalk® is a registered trademark of ReWalk Robotics Ltd. in Israel.

Non-GAAP Financial Measures

To supplement its consolidated financial statements, which are prepared and presented in accordance with U.S. Generally Accepted Accounting Principles (GAAP), ReWalk believes that the use of non-GAAP accounting measures, including non-GAAP net loss is helpful to its investors. These measures, which the Company refers to as non-GAAP financial measures, are not prepared in accordance with GAAP.

For the three- and nine-months ended September 30, 2015 and 2014, non-GAAP net loss is calculated as GAAP net loss excluding (i) non-cash share-based compensation expense and (ii) the revaluation of warrants to purchase convertible preferred shares.

Because of varying available valuation methodologies, subjective assumptions, and the variety of equity instruments that can impact a company’s non-cash expenses, the Company believes that providing non-GAAP financial measures that exclude share-based compensation expense and non-cash financial (income) expenses allow for more meaningful comparisons between operating results from period to period. Each of the Company’s non-GAAP financial measures is an important tool for financial and operational decision-making and for evaluating our own operating results over different periods of time. The non-GAAP financial data are not measures of the Company’s financial performance under U.S. GAAP, and should not be considered as alternatives to operating loss or net loss or any other performance measures derived in accordance with GAAP. Non-GAAP financial measures may not provide information that is directly comparable to that provided by other companies in the Company’s industry, as other companies in the industry may calculate non-GAAP financial results differently, particularly related to non-recurring, unusual items. In addition, there are limitations in using non-GAAP financial measures because the non-GAAP financial measures are not prepared in accordance with GAAP, may be different from non-GAAP financial measures used by other companies, and exclude expenses that may have a material impact on the Company’s reported financial results. Further, share-based compensation expense has been, and will continue to be for the foreseeable future, a significant recurring expense in the Company’s business and an important part of the compensation provided to its employees. The presentation of non-GAAP financial information is not meant to be considered in isolation or as a substitute for the directly comparable financial measures prepared in accordance with GAAP. ReWalk urges investors to review the reconciliation of our non-GAAP financial measures to the comparable GAAP financial measures included below, and not to rely on any single financial measures to evaluate the business.

Investor Contact:

Lisa M. Wilson

President

In-Site Communications, Inc.

T: 212-452-2793

E: lwilson@insitecony.com

(tables follow)

ReWalk Robotics Ltd.

Condensed Consolidated Statements of Operations

In thousands except per share data

(unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2015	2014	2015	2014

Revenue	$1,165	$1,540	$2,410	$2,485
Cost of revenues	1,078	1,209	2,230	2,577
Gross profit (loss)	87	331	180	(92)
Operating expenses:
Research and development	1,263	5,156	4,250	7,314
Sales and marketing	3,607	2,236	9,121	5,127
General and administration	1,522	731	4,478	2,113
Total operating expenses	6,392	8,123	17,849	14,554
Operating loss	(6,305)	(7,792)	(17,669)	(14,646)
Financial income (expenses), net	(65)	1,361	(184)	(1,494)
Loss before income taxes	(6,370)	(6,431)	(17,853)	(16,140)
Income taxes	24	7	55	39
Net loss	(6,394)	(6,438)	(17,908)	(16,179)
Convertible preferred shares dividend	-	(834)	-	(2,229)
Net loss attributable to ordinary shares	$(6,394)	$(7,272)	$(17,908)	$(18,408)
Net loss per ordinary share, basic and diluted	$(0.53)	$(2.81)	$(1.48)	$(18.56)
Weighted average shares outstanding, basic and diluted	12,148.75	2,591.82	12,094.60	991.81

Reconciliation of GAAP to Non-GAAP net loss
Net loss	$(6,394)	$(6,438)	$(17,908)	$(16,179)
Non-cash share based compensation expense	513	4,508	1,684	4,890
Revaluation of fair value of warrants and issuance of convertible preferred shares	-	(1,541)	-	1,201
Non-GAAP net loss	$(5,881)	$(3,471)	$(16,224)	$(10,088)

ReWalk Robotics Ltd.

Condensed Consolidated Balance Sheets

In thousands

	September 30,	December 31,
	2015	2014
Assets	Unaudited	Audited
Current assets
Cash & cash equivalents	$25,138	$41,829
Short-term deposits	-	1,667
Accounts receivable	2,033	1,955
Other short-term assets	707	756
Inventory	3,348	777
Total current assets	31,226	46,984
Other long-term assets	491	267
Properties and equipment, net	1,251	414
Total assets	$32,968	$47,665
Liabilities and equity
Current liabilities
Accounts payable	$3,179	$1,390
Other liabilities	1,783	2,184
Total current liabilities	4,962	3,574

Other long-term liabilities	268	238
Shareholders' equity	27,738	43,853
Total liabilities and equity	$32,968	$47,665

ReWalk Robotics Ltd.

Condensed Consolidated Statements of Cash Flows

In thousands

(unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2015	2014	2015	2014

Net cash used in operating activities	$(5,999)	$(5,834)	$(18,038)	$(12,629)

Net cash provided by (used in) investing activities	(81)	(11)	1,235	(125)

Net cash provided by financing activities	46	52,625	112	51,578

Increase (decrease) in cash and cash equivalents	(6,034)	46,780	(16,691)	38,824

Cash and cash equivalents at beginning of period	31,172	904	41,829	8,860

Cash and cash equivalents at end of period	$25,138	$47,684	$25,138	$47,684

ReWalk Robotics Ltd.

Revenue and Units Placed by Region

In thousands except units

(unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2015	2014	2015	2014
Revenue:
United States	$725	$810	$1,675	$1,292
Europe	140	730	359	969
Asia Pacific	300	-	376	224
Israel	-	-	-	-
Total Revenue	$1,165	$1,540	$2,410	$2,485

Units Placed:
United States	12	13	28	19
Europe	5	14	12	19
Asia Pacific	6	-	8	5
Israel	-	-	-	-
Total Units Placed	23	27	48	43